*AB 3/12


13030568

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 4 - 2013
Washington DC
400

SEC FILE NUMBER
8- 16791

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ameriprise Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis,	MN	55474
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David K. Stewart (612)678-4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

One North Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16 KW

OATH OR AFFIRMATION

I, David K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ameriprise Financial Services, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public



RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Washing
40

Statement of Financial Condition

Ameriprise Financial Services, Inc.
SEC File Number 8-16791
December 31, 2012
With Report of Independent Auditors


pwc



STATEMENT OF FINANCIAL CONDITION

Ameriprise Financial Services, Inc.
SEC File Number 8-16791
December 31, 2012
With Report of Independent Auditors

Ameriprise Financial Services, Inc.
Statement of Financial Condition
December 31, 2012

Contents



Independent Auditor's Report

To the Board of Directors of
Ameriprise Financial Services, Inc.

We have audited the accompanying statement of financial condition of Ameriprise Financial Services, Inc. (the "Company"), as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ameriprise Financial Services, Inc., at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

March 1, 2013

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Ameriprise Financial Services, Inc.

Statement of Financial Condition

December 31, 2012
(In thousands, except share amounts)

Assets	
Cash and cash equivalents	$ 494,197
Cash segregated under federal and other regulations	37,301
Receivables:	
Brokerage and other fees - affiliates	22,740
Financial advisors and employees (net of allowance for doubtful accounts of $2,591)	8,274
Distribution fees and other (net of allowance for doubtful accounts of $121)	207,287
Goodwill	148,044
Intangibles (net of accumulated amortization of $21,862)	33,809
Deferred commissions	90,770
Deferred income taxes, net	15,889
Other assets	35,694
Total assets	$ 1,094,005
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses:	
Due to affiliates, net	$ 88,868
Field force compensation	238,270
Salaries and employee benefits	75,437
Unearned revenue	111,415
Other liabilities	48,719
Total accounts payable and accrued expenses	562,709
Liabilities subordinated to the claims of general creditors	140,000
Total stockholder's equity	391,296
Total liabilities and stockholder's equity	$ 1,094,005

The accompanying notes are an integral part of the statement of financial condition.

Ameriprise Financial Services, Inc.
Notes to Statement of Financial Condition
(In thousands)

December 31, 2012

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies

Organization

Ameriprise Financial Services, Inc. (the Company) is incorporated under the laws of the State of Delaware. The Company is a wholly owned subsidiary of AMPF Holding Corp. AMPF Holding Corp. is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) as an introducing broker-dealer, is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). In addition, the Company is a registered investment adviser with the U.S. Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940. In addition, the Company is registered as a Futures Commission Merchant with the U.S. Commodity Futures Trading Commission (CFTC) and is a member of, and the corresponding services function is regulated by, the National Futures Association (NFA). The Company is required to comply with all applicable rules and regulations of the SEC, FINRA, CFTC, NFA and SIPC.

The Company clears all transactions with an affiliate, American Enterprise Investment Services, Inc. (AEIS), which charges the Company clearing fees on a per trade basis.

The Company offers financial planning and investment advisory services to individuals for which it charges a fee through an advisor-based distribution channel. These services are designed to provide comprehensive advice, when appropriate, to address clients' cash and liquidity, asset accumulation, income, protection, and estate and wealth transfer needs. To complete their advice services, the Company's financial advisors provide clients with recommendations of products from the more than 100 products distributed by subsidiaries and affiliates of the Parent, as well as products of approved third parties.

The financial advisors are either non-employee independent contractors operating through a nationwide franchise system or they may choose to be employees of the Company. Due to differing levels of support provided to advisors operating in these various platforms, advisors are compensated at different percentages of the gross dealer concessions allowed for the various product offerings.

To complement its advisor-based channel, the Company also offers an integrated direct retail distribution channel. Direct distribution services are provided through the Company's online brokerage offering, which operates under the name Ameriprise Brokerage. Ameriprise Brokerage allows clients to purchase and sell securities online, obtain research and information about a wide variety of securities, use asset allocation and financial planning tools, contact advisors, as well as access a wide range of proprietary and non-proprietary mutual funds.

Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. These accounting estimates reflect the best judgment of management and actual amounts could differ from those estimates.

Significant Accounting Policies

Cash and Cash Equivalents: The Company has defined cash and cash equivalents to include time deposits and other highly liquid investments with original maturities of 90 days or less.

Cash Segregated Under Federal and Other Regulations: Pursuant to Rule 15c3-3 Section (k)(2)(i), all cash received from customers is held in segregated accounts established solely for the benefit of customers and is forwarded to associated mutual funds and other affiliates on a daily basis.

(In thousands)

Allowance for Doubtful Accounts: Financial advisors are required to pay for certain support services provided by the Company. The Company reserves for any outstanding receivables from the financial advisors that it does not believe are recoverable. The Company reserves for fees receivable related to marketing support arrangements for sales of mutual funds of other companies based upon management's judgment as to ultimate collectibility. The Company also reserves for its unsecured client activity funded by its affiliate, AEIS. The Company has agreed to indemnify AEIS for any losses that it may sustain from the customer accounts introduced by the Company. The Company reserves for these potential losses.

Advertising Costs: The Company's policy is to expense advertising costs at the time the first advertising takes place. The deferral of advertising costs until the first time the advertising takes place is allowed as long as there is the assumption that the advertising will take place. If the advertising is no longer expected to occur, the advertising costs should be expensed immediately. There was $4,133 of expense deferrals in 2012. These deferrals are included in the other assets line in the statement of financial condition.

Goodwill and Intangible Assets: Goodwill represents the amount of an acquired company's acquisition cost in excess of the fair value of assets acquired and liabilities assumed. The Company evaluates goodwill for impairment annually on the measurement date of July 1 and whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell. In determining whether impairment has occurred, the Company uses a combination of the market approach and the discounted cash flow method, a variation of the income approach. Intangible assets generally represent customer relationships and a tax referral agreement. Intangible assets are amortized over their estimated useful lives, unless they are deemed to have indefinite useful lives, using the 15 year cash flow method (customer relationships and tax referral agreement) or the straight line method (other intangibles over 4-5 years). The Company evaluates the finite lived intangible assets' remaining useful lives annually on the measurement date of July 1 and tests for impairment whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. For finite lived intangible assets subject to amortization, impairment to fair value is recognized if the carrying amount is not recoverable.

Deferred Commissions: Commissions paid by the Company in connection with the sales of financial plans are deferred until they are earned when the plan is delivered.

Compensation and Benefits: The Company has deferred compensation plans which allow certain employees and financial advisors to defer a portion of their compensation and commissions. Participants can elect various distribution options. The liabilities associated with these plans are in the field force compensation line and the salaries and employee benefits line in the statement of financial condition. The Company holds cash value life insurance associated with one of these plans, which is reflected in the other assets line in the statement of financial condition.

Income Taxes: The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items. The Company's taxable income is included in the consolidated federal and state income tax returns of the Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded.

In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes. In September 2012, the Company entered into two agreements with the Parent related to deferred federal income taxes. Under the first agreement, an intercompany purchase and sale agreement, the Company was to sell its deferred federal income tax assets to the Parent as of September 14, 2012. Under the second agreement, a deferred tax settlement agreement, the Company transfers its net deferred federal income tax each month to the Parent and the Company and the Parent cash settle the net deferred federal income taxes on a quarterly basis. In connection with the intercompany purchase and sale agreement, on September 14, 2012, the Company sold $113,204 of federal deferred tax assets to the Parent and in December 2012 the Company settled $11,315 of federal deferred tax assets with the Parent.

(In thousands)

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Fair Value

In May 2011, the FASB updated the accounting standards related to fair value measurement and disclosure requirements. The standard requires entities, for assets and liabilities measured at fair value in the statement of financial position which are Level 3 fair value measurements, to disclose quantitative information about unobservable inputs and assumptions used in the measurements, a description of the valuation processes in place, and a qualitative discussion about the sensitivity of the measurements to changes in unobservable inputs and interrelationships between those inputs if a change in those inputs would result in a significantly different fair value measurement. In addition, the standard requires disclosure of fair value by level within the fair value hierarchy for each class of assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed. The standard is effective for interim and annual periods beginning on or after December 15, 2011. The Company adopted the standard in the first quarter of 2012. The adoption of the standard did not have any effect on the Company's results of operations and financial condition. See Note 5 and Note 6 for the required disclosures.

Future Adoption of New Accounting Standards

Balance Sheet

In December 2011, the Financial Accounting Standards Board (FASB) updated the accounting standards to require new disclosures about offsetting assets and liabilities. The standard requires an entity to disclose both gross and net information about certain financial assets and transactions eligible for offset in the statement of financial condition and instruments and transactions subject to an agreement similar to a master netting arrangement. The standard is effective for interim and annual periods beginning on or after January 1, 2013 on a retrospective basis. The adoption of the standard will not impact the Company's statements of operations and financial condition.

3. Goodwill and Other Intangibles

Goodwill is not amortized but is instead subject to impairment tests. For the year ended December 31, 2012, the tests did not indicate impairment. During 2012, the Company made an adjustment to goodwill for $(60) based on the allocation of the purchase price of Ameriprise Advisor Services, Inc.

Finite-lived intangible assets acquired for the year ended December 31, 2012, for purchasing independent contractors in the franchise system, included in other below, were $1,889, with a weighted amortization period of five years. For the year ended December 31, 2012, the impairment tests on finite-lived intangible assets did not indicate impairment.

Finite-lived intangible assets consisted of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$ 35,200	$ 12,173	$ 23,027
Tax Referral Agreement	10,200	3,327	6,873
Other	10,271	6,362	3,909
December 31, 2012 balance	$ 55,671	$ 21,862	$ 33,809

4. Business Owned Life Insurance

The Company holds cash value life insurance as a means of offsetting market fluctuations in certain deferred compensation liabilities. As of December 31, 2011, the cash surrender value of this life insurance was $14,470 and is included in the other assets line in the statement of financial condition.

5. Secured Demand Notes Receivable and Subordinated Liabilities

In December 2008, the Company executed a subordinated loan agreement for equity capital with the Parent for $140,000 at a stated interest rate of 5.65% due to mature on December 31, 2015. The subordinated loan agreement was approved by FINRA.

6. Fair Values of Assets and Liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.
Level 2	Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Cash Equivalents, Other Assets and Liabilities

The Company's cash equivalents, consisting of commercial paper, are classified as Level 2 and are measured at amortized cost, which approximates fair value because of the short time between the purchase of the instrument and its expected realization. Level 1 other assets consist of common stock. Level 2 other assets consist of municipal bonds and UITs (unitary investment trust). Level 1 liabilities consist of common stock. Level 2 liabilities consist of municipal bonds and UITs.

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques.

(In thousands)

The following table presents balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2012			
	Level 1	Level 2	Level 3	Total
Assets				
Commercial paper	$ —	$ 491,178	$ —	$ 491,178
Other assets	741	20	—	761
Total assets at fair value	$ 741	$ 491,198	$ —	$ 491,939
Liabilities				
Securities sold, not yet purchased	$ 375	$ 501	$ —	$ 876
Total liabilities at fair value	$ 375	$ 501	$ —	$ 876

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis.

Fair Value of Financial Instruments

In general, the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2012, approximate fair value.

Included in receivables from financial advisors and employees on the statement of financial condition are notes receivable from financial advisors. As of December 31, 2012, the carrying value of their loans is $5,194, which approximates fair value. These receivables, not included in the table above, are considered level 3 fair value. Valuation is based on a discounted cash flow, with assumptions for estimated losses, cash flows, discount rates and servicing costs.

The estimated fair value of the subordinated loan as of December 31, 2012 was $141,006. This liability, not included in the table above, is considered level 3 fair value. Valuation is based on discounted cash flow methodology and reflects a current estimate of the Company's non-performance risk.

7. Net Capital and Regulatory Requirements

The Company is subject to the net capital requirements of FINRA, the Uniform Net Capital requirements of the SEC under Rule 15c3-1 and Rule 1.17 of the CFTC. FINRA and SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2012, the Company had net capital of $88,337, which was $87,337 in excess of the amount required to be maintained on that date.

The Company is registered with the CFTC as a futures commission merchant and is a member of the NFA in such capacity and is subject to the requirements of CFTC customer segregation Rules 1.20 and 30.7. However, the Company does not carry accounts of customers trading on U.S. or foreign commodity exchanges, as defined in the Commodity Exchange Act. As a result, there are no reportable amounts as of December 31, 2012.

8. Commitments, Contingencies and other Legal and Regulatory Matters

Effective January 2009, the Company has an agreement with an affiliate, Ameriprise Holdings, Inc. (AHI), whereby AHI leases office space under non-cancelable escalating operating leases on the Company's behalf.

The Company has agreed to indemnify its affiliated clearing broker, AEIS, for any losses that it may sustain from the customer accounts introduced by the Company. The Company reserves for these potential losses. At December 31, 2012, the reserve was $1,009, and is reflected in the other liabilities line in the statement of financial condition. At December 31, 2012, there were no amounts indemnified to AEIS for these customer accounts.

The Company is involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. The Company can also be subject to litigation arising out of its general business activities, such as its investments, contracts, leases and employment relationships. Uncertain economic conditions, heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by, the SEC, FINRA, the Federal Reserve Bank, state insurance and securities regulators, state attorneys general and various other governmental and quasi-governmental authorities on behalf of themselves or clients concerning the Company's business activities and practices, and the practices of the Company's financial advisors. During recent periods, the Company has received information requests, exams or inquiries regarding certain matters, including: sales of, or disclosures pertaining to, mutual funds, annuities, equity and fixed income securities, low priced securities, insurance products, brokerage services and financial advice offerings; supervision of the Company's financial advisors; and company procedures and information security. The number of reviews and investigations has increased in recent years with regard to many firms in the financial services industry, including the Company. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

These legal and regulatory proceedings and disputes are subject to uncertainties and, as such, it is inherently difficult to determine whether any loss is probable or even possible, or to reasonably estimate the amount of any loss. The Company cannot predict with certainty if, how or when such proceedings will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek indeterminate damages. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing unsettled legal questions relevant to the proceedings in question, before a loss or range of loss can be reasonably estimated for any proceeding. An adverse outcome in one or more of these proceedings could eventually result in adverse judgments, settlements, fines, penalties or other relief, in addition to further claims, examinations or adverse publicity that could have a material adverse effect on the Company's financial condition or results of operations.

In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each quarter.

In October 2012, a putative class action lawsuit entitled Jeffers vs. Ameriprise Financial Services, et al. was filed against the Company in the United States District Court for the Northern District of Illinois relating to its sales of the Inland Western (now known as Retail Properties of America, Inc. ("RPAI")) REIT. The action also names as defendants RPAI, several of RPAI's executives, and several members of RPAI's board. The action alleges that the Company failed to perform required due diligence and misrepresented various aspects of the REIT including fees charged to clients, risks associated with the product, and valuation of the shares on client account statements. Plaintiffs seek unspecified damages. The Company was served in December, and there is currently no deadline by which the Company is required to respond to the complaint. The Company cannot reasonably estimate the range of loss, if any, that may result from this matter due to the early procedural status of the case, the absence of class certification, the lack of a formal demand on the Company by the plaintiffs and plaintiffs' failure to allege any specific, evidence-based damages.

(In thousands)

9. Income Taxes

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2012, are as follows:

	State
Deferred income tax assets:	
Deferred compensation	$ 17,731
Allowance for accounts receivable	557
Accrued expenses	298
Other	132
State income tax	60
Leaseholds	20
Unearned revenue	20
Total deferred income tax assets	18,818
Deferred income tax liabilities:	
Deferred commission and intercompany gains	1,717
Intangible asset amortization	1,189
Other	23
Total deferred income tax liabilities	2,929
Net deferred income tax asset	$ 15,889

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

During the year ending December 31, 2012, the Company identified and recorded an out of period adjustment of $2,661 related to share-based compensation. The adjustment recorded resulted in a decrease to additional paid-in capital in the financial statements related to a correction of the Company's deferred tax balances from prior periods. The Company has concluded that the impact of recognizing the out of period adjustment in the financial statements for the period ending December 31, 2012 was immaterial to the financial statements taken as a whole.

At December 31, 2012, the Company had a payable to the Parent for current federal income taxes of $10,876 and a payable to the Parent for the current settlement of deferred federal income taxes of $1,045. The Company had a receivable from the Parent for state income taxes of $3,639 at December 31, 2012.

The Company files income tax returns, as part of its inclusion in the consolidated federal income tax returns of Ameriprise Financial, in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The Internal Revenue Service ("IRS") had previously completed its field examination of the 1997 through 2007 tax returns in recent years. However, for federal income tax purposes, these years except for 2007, continue to remain open as a consequence of certain issues under appeal. The IRS is in the process of completing the audit of the Company's income tax returns for 2008 and 2009 and began auditing 2010 and 2011 in the fourth quarter of 2012. The Company's state income tax returns are currently under examination by various jurisdictions for years ranging from 1997 through 2009 and remain open for the years after 2009.

Prior to the year ended December 31, 2010, the Parent recorded all unrecognized tax benefits on a consolidated basis. During the year ended December 31, 2011, the Parent began allocating the unrecognized tax benefits to its affiliated subsidiaries.

(In thousands)

10. Related Party Transactions

The Company acts as the introducing broker for affiliates, primarily for insurance company affiliates for which distribution fees are charged on variable and non-variable annuities and insurance products. In addition, the Company assumes the administrative costs of operating the retail distribution network, and shares with its affiliates these costs as compensation for distributing the affiliated products.

The Company is also the distributor for face value certificates sold through financial advisors.

The Company has an arrangement with the Parent whereby the Company retains tax benefits for benefits paid to retired independent contractors. These benefit payments are deductible for tax purposes by the Company in the year paid. The related financial statement expense is recognized by the Parent as earned by the field force. The Parent allows the Company to retain the tax benefits resulting from these transactions.

The Company clears all transactions with an affiliated broker, AEIS.

The Company participates in the Parent's Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. The Plan includes a cash balance formula and a lump sum distribution option. Pension benefit contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company also participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees, including retired field employees. The plans include participant contributions and service related eligibility requirements.

The Company participates in the Parent's Ameriprise Financial Incentive Compensation Plan (incentive plan) and the Parent's Deferred Equity Program for Independent Financial Advisors (deferred equity program). Under these plans, employees, directors, and independent contractors are eligible to receive incentive awards including stock options, restricted stock awards, restricted stock units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction.

Effective October 2011, the Company entered into a revolving credit agreement with the Parent of up to $100,000 with an interest rate of LIBOR plus 90 basis points. At December 31, 2011, there were no draws on this line of credit.

Effective October 2011, the Parent entered into a revolving credit agreement with the Company of up to $100,000 with an interest rate of LIBOR plus 90 basis points. At December 31, 2011, there were no draws on this line of credit.

In September 2012, the Company sold its net deferred federal income tax asset of $113,204 to the Parent. The Company simultaneously paid a dividend of $113,204 to the Parent. Pursuant to a deferred tax settlement agreement with the Parent, the Company transferred $10,270 of net deferred federal income tax assets to the Parent in 2012, of which $11,315 settled in December 2012.

11. Subsequent Events

As of March 1, 2013, the Company has evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure. No events or transactions require disclosure.


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